Exhibit 99.1

                            Explanation of Responses

(1) David Barr's beneficial ownership is based on the direct and indirect beneficial ownership of these shares by Warburg Pincus Private Equity VIII, L.P. ("WPVIII") and Warburg Pincus International Partners, L.P. ("WPIP"). WPVIII is the direct record owner of 2,211,332 shares of Polypore International, Inc. Common Stock ("Common Stock"). WPIP is also the direct record owner of 2,211,332 shares of Common Stock. By virtue of their position as the two managing members of PP Holding, LLC, WPVIII and WPIP may each be deemed to be the beneficial owner of an additional 20,884,264 shares of Common Stock. Mr. Barr is a general partner of Warburg, Pincus & Co., which is the manager of Warburg Pincus Partners LLC, which is the general partner of WPVIII and WPIP. Mr. Barr is also a managing director and member of Warburg Pincus LLC, which is the manager of WPVIII and WPIP. As such, Mr. Barr may be deemed to have an indirect pecuniary interest (within Rule 16a-1 of the Exchange Act) in an indeterminate portion of these shares beneficially owned by WPVIII and WPIP. Mr. Barr disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein. Mr. Barr does not directly own any shares of common stock.